UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 3Q10 PASSENGER TRAFFIC UP 10.78% YOY

México D.F., October 20, 2010 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and nine-month periods ended September 30, 2010.

3Q10 Highlights1:

•	EBITDA2 declined by 6.66% to Ps. 405.79 million

•	Total passenger traffic was up 10.78%

•	Total revenues increased by 33.70% due to increases of 15.63% in aeronautical revenues and 18.49% in non-aeronautical revenues

•	Commercial revenues per passenger increased by 7.56% to Ps.60.11

•	Operating profit rose by 7.20%

•	EBITDA margin declined to 42.47% from 60.83% in 3Q09

________________________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three-month period ended September 30, 2010, and the equivalent three-month period ended September 30, 2009. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.5998.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 3Q10, Page 1 of 16

Passenger Traffic

For the third quarter of 2010, total passenger traffic increased year-over-year by 10.78%. This was mainly as a result of reduced traffic in the third quarter of 2009 because of the outbreak of A/H1N1 influenza in Mexico, announced on April 28, 2009, and the global recession. International passenger traffic increased 20.88% and domestic passenger traffic rose 1.26%.

The 20.88% increase in international passenger traffic resulted mainly from an increase of 23.31% in international traffic at the Cancún airport. The 1.26% increase in domestic passenger traffic was due to increases of 6.05%, 8.75%  and 43.02% in domestic traffic at Cancún, Mérida and Tapachula airports, respectively, which more than offset decreases in domestic traffic at ASUR’s other airports.

Passenger traffic for 9M10 increased 9.42% compared to 9M09, reflecting increases of 13.81% in international passenger traffic and 3.47% in domestic passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	3Q09	3Q10	% Change	9M09	9M10	% Change
Cancún	955.8	1,013.6	6.05	2,347.4	2,559.3	9.03
Cozumel	16.2	8.5	(47.53)	42.2	28.8	(31.75)
Huatulco	84.6	82.2	(2.84)	245.1	241.9	(1.31)
Mérida	240.1	261.1	8.75	691.6	769.3	11.23
Minatitlán	38.3	26.7	(30.29)	105.1	91.9	(12.56)
Oaxaca	110.7	93.9	(15.18)	345.6	299.6	(13.31)
Tapachula	35.8	51.2	43.02	140.8	142.0	0.85
Veracruz	199.6	193.3	(3.16)	581.0	587.8	1.17
Villahermosa	181.2	155.3	(14.29)	535.1	488.1	(8.78)
TOTAL	1,862.3	1,885.8	1.26	5,033.99	5,208.7	3.47
    Note:      Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	3Q09	3Q10	% Change	9M09	9M10	% Change
Cancún	1,588.5	1,958.7	23.31	6,249.5	7,162.6	14.61
Cozumel	83.9	79.7	(5.01)	310.6	325.1	4.67
Huatulco	3.5	4.6	31.43	53.3	58.2	9.19
Mérida	24.9	27.2	9.24	68.9	76.7	11.32
Minatitlán	1.1	1.1	-	2.7	3.8	40.74
Oaxaca	17.9	14.6	(18.44)	48.6	41.6	(14.40)
Tapachula	1.0	1.2	20.00	3.0	3.3	10.00
Veracruz	19.3	19.8	2.59	49.2	55.0	11.79
Villahermosa	15.0	14.6	(2.67)	36.8	38.8	5.43
TOTAL	1,755.1	2,121.5	20.88	6,822.6	7,765.1	13.81
    Note:     Passenger figures exclude transit and general aviation passengers.

ASUR 3Q10, Page 2 of 16

Table III: Total Passengers (in thousands)
Airport	3Q09	3Q10	% Change	9M09	9M10	% Change
Cancún	2,544.3	2,972.3	16.82	8,596.9	9,721.9	13.09
Cozumel	100.1	88.2	(11.89)	352.8	353.9	0.31
Huatulco	88.1	86.8	(1.48)	298.4	300.1	0.57
Mérida	265.0	288.3	8.79	760.5	846.0	11.24
Minatitlán	39.4	27.8	(29.44)	107.8	95.7	(11.22)
Oaxaca	128.6	108.5	(15.63)	394.2	341.2	(13.44)
Tapachula	36.8	52.4	42.39	143.8	145.3	1.04
Veracruz	218.9	213.1	(2.65)	630.2	642.8	2.00
Villahermosa	196.2	169.9	(13.40)	571.9	526.9	(7.87)
TOTAL	3,617.4	4,007.3	10.78	11,856.5	12,973.8	9.42
Note:     Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q10

Total revenues for 3Q10 increased year-over-year by 33.70% to Ps.955.5 million. This was mainly due to increases of:

•	15.63% in revenues from aeronautical services, principally as a result of the 10.78% increase in passenger traffic; and

•	18.49% in revenues from non-aeronautical services, reflecting the 18.13% increase in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 18.13% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

•	20.18% in duty-free stores;

•	9.96% in advertising;

•	15.58% in food and beverage;

•	18.82% in other revenues;

•	11.19% in car rentals;

•	23.95% in retail operations;

•	70.24% in banking and currency exchange services; and

•	5.03% in parking lot fees.

These increases were partially offset by revenue declines of:

•	47.01% in teleservices; and

•	6.22% in ground transportation.

ASUR 3Q10, Page 3 of 16

New Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancún
Budget	Car rental company	October 2009
Ice	Currency exchange	September 2010
Telmex	Internet booths (18)	August & September 2010
Cozumel
Cardtronics México	Currency exchange	April 2010
Mérida
Cardtronics México	Currency exchange	April 2010
Oaxaca
Cardtronics México	Currency exchange	April 2010
Veracruz
Cardtronics México	Currency exchange	April 2010
Villahermosa
Cardtronics México	Currency exchange	April 2010

Construction revenues and expenses

As a result of ASUR’s adoption of INIF 17, “Service Concession Contracts”, ASUR is required to include in its income statement a new income line reflecting the income from construction or improvements to concessioned assets made during the period. During 3Q10, ASUR recognized Ps.122.18 million in “Construction Services” because of improvements to its concessioned assets. The same amount is recognized under the new expense line “Construction Costs”.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of INIF 17, ASUR's total revenues increased in 3Q09 without a corresponding increase in EBITDA, and therefore its EBITDA Margin, which is equal to EBITDA divided by total revenues, experienced a relative decrease.

Total operating costs and expenses for 3Q10 increased 50.60% year-over-year. This was primarily due to the following increases:

•
36.94% in administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas of Cancún airport to corporate in 3Q09 (the labor costs of employees assigned to corporate are charged to administrative expenses rather than cost of services). Increased professional fees resulting from compliance with regulatory requirements applicable to ASUR also contributed to the increase;

ASUR 3Q10, Page 4 of 16

•
69.17% in cost of services, mainly reflecting the Ps.128.0 million increase in the reserve for doubtful accounts resulting from the bankruptcy announced by ASUR’s client Grupo Mexicana de Aviación. Higher energy costs, professional fees and maintenance costs also contributed to the increase. These increases were partially offset by lower labor costs due to the reassignment in 3Q09 of employees from certain operating areas at Cancún airport to corporate; and

•	15.10% in concession fees paid to the Mexican government, mainly due to an increase in the taxable base (a factor in the calculation of the fee).

These increases were partially offset by the following declines:

•	6.66% in the technical assistance fee paid to ITA, reflecting the decrease in EBITDA for the quarter (a factor in the calculation of the fee); and

•	31.33% in depreciation and amortization resulting mainly due to changes in the depreciation and amortization rates, as a result of the recognition of INIF17.

Operating margin for the quarter declined to 31.23% from 38.95% in 3Q09. This was mainly due to the 50.60% increase in cost of services, principally the result of the Ps.128.0 million increase in the reserve for doubtful accounts resulting from the bankruptcy announced by ASUR’s client Grupo Mexicana de Aviación, which more than offset the 33.70% increase in revenues.

Comprehensive Financing Cost for 3Q10 increased year-over-year by Ps.2.72 million. During 3Q09, ASUR reported an exchange rate gain of Ps.5.8 million and net interest expenses of Ps.1.5 million resulting from interest income of Ps.11.2 million and accrued interest expenses of Ps.12.7 million. During 3Q10, the Company reported an exchange rate gain of Ps.6.5 million and net interest income of Ps.0.5 million. Net interest income in 3Q10 resulted from interest income of Ps.9.2 million, accrued interest expenses of Ps.8.9 million, and a mark-to-market gain in its interest rate swap of Ps.0.2 million.

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 3Q10 declined by 23.76%, or Ps.26.04 million year-over-year, principally due to the following factors:

•
During 3Q10, ASUR’s subsidiaries that pay IETU made provisional tax payments of Ps.76.1 million. Of these payments, Ps.2.0 million was recorded as an expense and Ps.74.1 million, which resulted mainly from income tax from Cancún airport during the quarter, was recorded as an asset since ASUR expects that under the current tax law it will recover or credit these taxes against future income taxes, because Cancun airport will pay income taxes in 2010.

ASUR 3Q10, Page 5 of 16

•	A Ps.107.3 million increase in the provision for income taxes in 3Q10, principally reflecting that in 2010 Cancún airport pays income tax rather than IETU.

•	A Ps.82.9 million decline in deferred income taxes during 3Q10 as a result of the recognition of the tax loss carry-forward at Cancún airport since it began generating deferred income taxes in 2010.

Net income for 3Q10 increased 29.93% to Ps.221.85 million from Ps.170.74 million in 3Q09. Earnings per common share for the quarter were Ps.0.7395, or earnings per ADS (EPADS) of US$0.5869 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.5691, or EPADS of US$0.4517, for the same period last year.

Table IV: Summary of Consolidated Results for 3Q10
	3Q09	3Q10	% Change
Total Revenues	714,672	955,508	33.70
Aeronautical Services	472,397	546,247	15.63
Non-Aeronautical Services	242,275	287,079	18.49
Construction Services	-	122,182	-
Commercial Revenues	207,437	245,044	18.13
Operating Profit	278,346	298,381	7.20
Operating Margin %	38.95%	31.23%	(19.82%)
EBITDA	434,761	405,793	(6.66)
EBITDA Margin %	60.83%	42.47%	(30.19%)
Net Income	170,742	221,849	29.93
Earnings per Share	0.5691	0.7395	29.93
Earnings per ADS in US$	0.4517	0.5869	29.93
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 12.5998

Table V: Commercial Revenues per Passenger for 3Q10
	3Q09	3Q10	% Change
Total Passengers (‘000)	3,712	4,077	9.83
Total Commercial Revenues	207,437	245,044	18.13
Commercial revenues from direct operations (1)	39,516	46,734	18.27
Commercial revenues excluding direct operations	167,921	198,310	18.10

ASUR 3Q10, Page 6 of 16

Total Commercial Revenue per Passenger	55.88	60.11	7.56
Commercial revenue from direct operations per passenger (1)	10.65	11.46	7.61
Commercial revenue per passenger (excluding direct operations)	45.23	48.65	7.56
Note:	For purposes of this table, approximately 94,400 and 69,800 transit and general aviation passengers are included for 3Q09 and 3Q10, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

   Table VI: Operating Costs and Expenses for 3Q10
	3Q09	3Q10	% Change
Cost of Services	191,758	324,395	69.17
Construction Costs	-	122,182	-
Administrative	30,467	41,722	36.94
Technical Assistance	22,882	21,357	(6.66)
Concession Fees	34,804	40,059	15.10
Depreciation and Amortization	156,415	107,412	(31.33)
TOTAL	436,326	657,127	50.60
 Note: Figures in nominal pesos.

Consolidated Results for the First Nine Months of 2010

Total revenues for 9M10 increased year-over-year by 27.96% to Ps.3,042.6 million. This was mainly due to the following increases:

•	13.99% in revenues from aeronautical services as a result of the 9.42% increase in passenger traffic during the period; and

•	13.05% in revenues from non-aeronautical services, principally as a result of the 12.59% rise in commercial revenues detailed below.

Commercial revenues for 9M10 rose by 12.59% year-over-year, principally as a result of revenue increases in the following areas:

•	10.54% in duty-free stores;

•	14.97% in food and beverage;

•	15.49% in retail operations;

•	69.27% in banking and currency exchange services;

•	15.07% in car rentals;

•	12.00% in other income; and

•	15.91% in ground transportation services.

ASUR 3Q10, Page 7 of 16

These increases were partially offset by revenue declines in the following areas:

•	2.19% in parking lot fees;

•	3.69% in advertising; and

•	30.78% in teleservices.

Total operating costs and expenses for 9M10 rose 27.34%, mainly due to the following increases:

•	42.37% in administrative expenses, principally labor costs, resulting from the reassignment of employees from certain operating areas to corporate, and higher professional fees as described above;

•
26.19% in cost of services, mainly reflecting mainly reflecting the Ps.128.0 million increase in the reserve for bad debts resulting from the bankruptcy announced by ASUR’s client Grupo Mexicana de Aviación. Higher energy costs and maintenance also contributed to the increase. These increases were partially offset by lower labor costs resulting from the reassignment of employees from certain operating areas to corporate;

•	7.57% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period; and

•	14.52% in concession fees, mainly due to an increase in the taxable base (a factor in the calculation of the fee).

These increases were partially offset by a 39.46% decline in depreciation and amortization mainly due too changes in the depreciation and amortization rates, as a result of the recognition of INIF17.

Operating margin increased to 44.39% for 9M10, from 44.12% for 9M09.  This was mainly the result of a 27.96% increase in revenues.

Net income for 9M10 increased by 56.29% to Ps.996.98 million. Earnings per common share for the period were Ps.3.3233, or earnings per ADS (EPADS) of US$2.6375 (one ADS represents ten series B common shares).  This compares with Ps.2.1264, or EPADS of US$1.6876, for the same period last year.

ASUR 3Q10, Page 8 of 16

Table VII: Summary of Consolidated Results for 9M10
(in thousands)
	9M09	9M10	% Change
Total Revenues	2,377,737	3,042,579	27.96
Aeronautical Services	1,555,958	1,773,674	13.99
Non-Aeronautical Services	821,779	929,056	13.05
Construction Services	-	339,849	-
Commercial Revenues	710,128	799,511	12.59
Operating Profit	1,049,063	1,350,644	28.75
Operating Margin %	44.12%	44.39%	0.61%
EBITDA	1,521,418	1,636,590	7.57
EBITDA Margin %	63.99%	53.79%	(15.94%)
Net Income	637,907	996,978	56.29
Earnings per Share	2.1264	3.3233	56.29
Earnings per ADS in US$	1.6876	2.6375	56.29
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.5998.

Table VIII: Commercial Revenues per Passenger for 9M10
(in thousands)
	9M09	9M10	% Change
Total Passengers *(‘000)	12,080	13,223	9.46
Total Commercial Revenues	710,128	799,511	12.59
Commercial revenues from direct operations (1)	130,751	145,934	11.61
Commercial revenues excluding direct operations	579,377	653,577	12.81

Total Commercial Revenue per Passenger	58.79	60.46	2.84
Commercial revenue from direct operations per passenger (1)	10.82	11.04	2.03
Commercial revenue per passenger (excluding direct operations)	47.97	49.42	3.02
*	For purposes of this table, approximately 223,400 and 249,200 transit and general aviation passengers are included for 9M09 and 9M10, respectively.
(1)	Revenues from direct commercial operations represent only ASUR’s operation of ten convenience stores as well as the direct sale of advertising space by the Company.

ASUR 3Q10, Page 9 of 16

Table IX: Operating Costs and Expenses for 9M10
(in thousands)
	9M09	9M10	% Change
Cost of Services	578,302	729,788	26.19
Construction Costs	-	339,849	-
Administrative	84,506	120,313	42.37
Technical Assistance	80,075	86,136	7.57
Concession Fees	113,436	129,903	14.52
Depreciation and Amortization	472,355	285,946	(39.46)
TOTAL	1,328,674	1,691,935	27.34

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M10 were Ps.2,913.27 million, resulting in an annual average tariff per workload unit of Ps.142.68. ASUR’s regulated revenues accounted for approximately 62.88% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2010, Airport Facility Usage Rights and Airport Concessions represented 80.15% of the Company’s total assets, with current assets representing 16.89% and other assets representing 2.96%.

Cash and marketable securities on September 30, 2010 were Ps.1,537.71 million, 24.07% above the Ps.1,239.34 million on September 30, 2009.

Shareholders’ equity at the close of 3Q10 was Ps.14,517.29 million and total liabilities were Ps.3,753.79 million, representing 79.46% and 20.54% of total assets, respectively. Total deferred liabilities represented 60.43% of the Company’s total liabilities.

Total bank debt at September 30, 2010 was Ps.922.68 million, including Ps.2.7 million in accrued interest. In August and September 2010 Cancun Airport obtained two bank loans of Ps.350 million and Ps.570 million, respectively. Both loans have a three-year term and pay an interest rate equal to the interbank equilibrium interest rate (TIIE) plus 1.5%.

ASUR 3Q10, Page 10 of 16

During the quarter, ASUR made principal payments of Ps.545.46 million in connection with the Ps.750 million three-year credit agreement with a group of three banks.

During August 2009 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 100% of the interest rate exposure under its Ps.750 million credit agreement. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% with each of the three banks, respectively. The cost of the interest rate hedge during the quarter was Ps.0.2 million.

Capital Expenditures

During 3Q10, ASUR made investments of Ps.121.05 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Accounting Pronouncements

In January 2009, the National Banking and Securities Commission issued certain amendments to the “General Provisions applicable to securities issuers and other participants of the stock market” whereby it incorporated the requirement for public companies to prepare financial statements under International Financial Reporting Standards (IFRS) as issued by the IASB starting with fiscal years beginning on or after January 1, 2012. As previously announced, ASUR is currently in the process of transitioning its financial information to IFRS, and expects to present its first financial statements under IFRS as issued by the IASB for the fiscal year starting on January 1, 2012.

3Q10 Earnings Conference Call

Day:	Thursday, October 21, 2010

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

Dial-in number:	888.679.8040 (US & Canada) and 617.213.4851 (International & Mexico)

Access Code:	71143744

Pre-Registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PB4MFLJ67

ASUR 3Q10, Page 11 of 16

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:
Starting Thursday, October 21, 2010 at 1:00 PM US EDT, ending at midnight US EDT on Thursday, October 28, 2010. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 58020596.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q10, Page 12 of 16

ASUR 3Q10, Page 13 of 16

ASUR 3Q10, Page 14 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to September 30, 2010 and 2009

Thousands of Mexican pesos

Item	Cumulative 2009	Cumulative 2010	Variation %	Quarter 2009	Quarter 2010	Variation %
Revenues						
Aeronautical Services	1,555,958	1,773,674	13.99	472,397	546,247	15.63
Non-Aeronautical Services	821,779	929,056	13.05	242,275	287,079	18.49
Construction Services	-	339,849	-	-	122,182	-
Total Revenues	**2,377,737**	**3,042,579**	**27.96**	**714,672**	**955,508**	**33.70**
Operating Expenses						
Cost of Services	578,302	729,788	26.19	191,758	324,395	69.17
Cost of Construction	-	339,849	-	-	122,182	-
General and Administrative Expenses	84,506	120,313	42.37	30,467	41,722	36.94
Technical Assistance	80,075	86,136	7.57	22,882	21,357	(6.66)
Concession Fee	113,436	129,903	14.52	34,804	40,059	15.10
Depreciation and Amortization	472,355	285,946	(39.46)	156,415	107,412	(31.33)
Total Operating Expenses	**1,328,674**	**1,691,935**	**27.34**	**436,326**	**657,127**	**50.60**
Operating Income	**1,049,063**	**1,350,644**	**28.75**	**278,346**	**298,381**	**7.20**
Comprehensive Financing Cost	25,678	20,451	(20.36)	4,296	7,019	63.38
Non-Ordinary Item						
Non-Ordinary Item	14,752	675	(95.42)	2,307	(1)	(100.04)
Income Before Income Taxes	**1,059,989**	**1,370,420**	**29.29**	**280,335**	**305,401**	**8.94**
Provision for IETU	123,731	7,111	(94.25)	39,141	1,965	(94.98)
Provision for Income Tax	73,832	344,249	366.26	2,560	109,866	4,191.64
Provision for Asset Tax	31,832	-	(100.00)	13,416	-	(100.00)
Deferred Income Taxes	189,587	6,229	(96.71)	51,376	(31,539)	(161.39)
Deferred IETU	3,100	15,853	411.39	3,100	3,260	5.16
Net Income for the Year	**637,907**	**996,978**	**56.29**	**170,742**	**221,849**	**29.93**
Earning per Share	**2.13**	**3.32**	**56.29**	**0.5691**	**0.7395**	**29.93**
Earning per American Depositary Share (in U.S. Dollars)	**1.69**	**2.64**	**56.29**	**0.4517**	**0.5869**	**29.93**

Exchange rate per dollar Ps. 12.5998

ASUR 3Q10, Page 15 of 16

ASUR 3Q10, Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 20, 2010